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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------
                                  SCHEDULE TO/A
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)
                           --------------------------

                        Associated Materials Incorporated
                            (Name of Subject Company)
                           --------------------------

                       Associated Materials Holdings Inc.
                 (formerly known as Harvest/AMI Holdings Inc.)
                           Harvest Partners III, L.P.
        Harvest Partners III Beteiligungsgesellschaft Burgerlichen Rechts
                           (mit Haftungsbeschrankung)
                            Harvest Partners IV, L.P.
                        Harvest Partners IV GmbH & Co. KG
                             Simon Acquisition Corp.
                            (Names of Filing Persons)

                    Common Stock, Par Value $0.0025 Per Share
                         (Title of Class of Securities)

                                    045709102
                           --------------------------
                      (CUSIP Number of Class of Securities)
                           --------------------------

                                 Ira D. Kleinman
                                    President
                       Associated Materials Holdings Inc.
                                 280 Park Avenue
                            New York, New York 10017
                                 (212) 599-6300
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                           --------------------------

                                   Copies to:
                               John M. Reiss, Esq.
                             Oliver C. Brahmst, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200
 _
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|     third-party tender offer subject to Rule 14d-1.

|_|     issuer tender offer subject to Rule 13e-4.

|_|     going-private transaction subject to Rule 13e-3.

|_|     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
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     This  Amendment No. 1 to Tender Offer  Statement on Schedule TO ("Amendment
No. 1") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 22, 2002, relating to the offer by Associated Materials Holdings Inc. (formerly known as Harvest/AMI Holdings Inc.) ("Parent"), Harvest Partners III, L.P., Harvest Partners III Beteiligungsgesellschaft Burgerlichen Rechts (mit Haftungsbeschrankung), Harvest Partners IV, L.P., Harvest Partners IV GmbH & Co. KG and Simon Acquisition Corp. to purchase all of the outstanding shares of common stock, par value $0.0025 per share (the "Common Stock"), of Associated Materials Incorporated (the "Company") at a price of U.S. $50.00 per share of Common Stock, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2002 (the "Offer to Purchase"), and in
the  related  Letter  of  Transmittal   (which,  as  they  may  be  amended  and
supplemented from time to time, together constitute the "Offer"). This Amendment No. 1 is being filed on behalf of Parent, Harvest Partners III, L.P., Harvest
Partners    III     Beteiligungsgesellschaft     Burgerlichen     Rechts    (mit
Haftungsbeschrankung), Harvest Partners IV, L.P., Harvest Partners IV GmbH & Co. KG and Simon Acquisition Corp.

Item 11. Additional Information.

     Item 11 (a) and (b) is hereby amended and supplemented to include the following information:

     Parent received notification from the Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has been granted effective on March 29, 2002.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 2002

                                        ASSOCIATED   MATERIALS   HOLDINGS   INC.
                                        (FORMERLY KNOWN AS HARVEST/AMI  HOLDINGS
                                        INC.)

                                        By:  /s/ Ira D. Kleinman
                                           -------------------------------------
                                           Name:   Ira D. Kleinman
                                           Title:  President


                                        HARVEST PARTNERS III, L.P.

                                        By:  HARVEST  ASSOCIATES  III,  LLC, its
                                          general partner

                                        By: /s/ Harvey P. Mallemant
                                           -------------------------------------
                                           Name:  Harvey P. Mallement
                                           Title: Member


                                        HARVEST PARTNERS III
                                        BETEILIGUNGSGESELLSCHAFT
                                        BURGERLICHEN RECHTS (MIT
                                        HAFTUNGSBESCHRANKUNG)

                                        By:  HARVEST  ASSOCIATES  III,  LLC, its
                                         general partner

                                        By:  /s/ Harvey P. Mallement
                                           -------------------------------------
                                           Name:  Harvey P. Mallement
                                           Title: Member


                                        HARVEST PARTNERS IV, L.P.

                                        By:  HARVEST  ASSOCIATES  IV,  LLC,  its
                                          general partner

                                        By:  /s/ Ira D. Kleinman
                                           -------------------------------------
                                           Name:  Ira D. Kleinman
                                           Title: Member

                                        HARVEST PARTNERS IV GMBH & CO. KG

                                        By:  HARVEST  ASSOCIATES  IV,  LLC,  its
                                          general partner


                                        By: /s/ Harvey P. Mallement
                                           -------------------------------------
                                           Name:  Harvey P. Mallement
                                           Title: Member


                                        SIMON ACQUISITION CORP.

                                        By: /s/ Harvey P. Mallement
                                           -------------------------------------
                                           Name:  Harvey P. Mallement
                                           Title: Treasurer and Assistant
                                                  Secretary